Exhibit 5.3

Avocats/Advocaten	Linklaters LLP Rue Brederode 13 B - 1000 Brussels Telephone (+32) 2 501 94 11 Facsimile (+32) 2 501 94 94 gilles.nejman@linklaters.com

To: Anheuser-Busch InBev Worldwide Inc.

1209 Orange Street

Wilmington

Delaware 19801

USA

12 October 2010

Dear Sirs

Anheuser-Busch InBev SA/NV (the “Company”)

Offer to exchange all outstanding U.S.$1,250,000,000 7.20% Notes due 2014, all outstanding U.S.$2,500,000,000 7.75% Notes due 2019, all outstanding U.S.$1,250,000,000 8.20% Notes due 2039, all outstanding U.S.$1,550,000,000 5.375% Notes due 2014, all outstanding U.S.$1,000,000,000 6.875% Notes due 2019 and all outstanding U.S.$450,000,000 8.000% Notes due 2039 (together, the “Notes”) for registered U.S.$1,250,000,000 7.20% Notes due 2014, registered U.S.$2,500,000,000 7.75% Notes due 2019, registered U.S.$1,250,000,000 8.20% Notes due 2039, registered U.S.$1,550,000,000 5.375% Notes due 2014, registered U.S.$1,000,000,000 6.875% Notes due 2019 and registered U.S.$450,000,000 8.000% Notes due 2039 (together, the “Exchange Notes”) to be issued under the Indenture (as defined below), guaranteed by the Company (the “Exchange”)

1	Introduction

We have acted as your Belgian legal advisers in connection with the registration of the Exchange Notes and the guarantees to be endorsed thereon (the “Exchange Guarantees”) under the U.S. Securities Act of 1933 (the “Securities Act”).

2	Belgian Law

This opinion is limited to Belgian law as applied by the Belgian courts and published and in effect on the date of this opinion. It is given on the basis that all matters relating to it will be governed by, and that it (including all terms used in it) will be construed in accordance with, Belgian law. Nothing herein may be construed as an opinion on matters governed by the federal or state laws of the United States of America or the federal or state laws of any other jurisdiction.

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3	Scope of Inquiry

For the purpose of rendering this opinion, we have examined and relied upon the following documents:

(i)	a copy of the Form F-4 Registration Statement dated 12 October 2010 as filed with the U.S. Securities and Exchange Commission (the “Registration Statement”);

(ii)	an executed copy of the base indenture dated 16 October 2009 between, among others, Anheuser-Busch InBev Worldwide Inc., the Company as parent guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Base Indenture”);

(iii)	an executed copy of the first supplemental indenture dated 16 October 2009 between, among others, Anheuser-Busch InBev Worldwide Inc., the Company as parent guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “First Supplemental Indenture”);

(iv)	an executed copy of the second supplemental indenture dated 16 October 2009 between, among others, Anheuser-Busch InBev Worldwide Inc., the Company as parent guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Second Supplemental Indenture”);

(v)	an executed copy of the third supplemental indenture dated 16 October 2009 between, among others, Anheuser-Busch InBev Worldwide Inc., the Company as parent guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Third Supplemental Indenture”);

(vi)	an executed copy of the fourth supplemental indenture dated 16 October 2009 between, among others, Anheuser-Busch InBev Worldwide Inc., the Company as parent guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Fourth Supplemental Indenture”);

(vii)	an executed copy of the fifth supplemental indenture dated 27 November 2009 between, among others, Anheuser-Busch InBev Worldwide Inc., the Company as parent guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Fifth Supplemental Indenture”);

(viii)	an executed copy of the sixth supplemental indenture dated 26 March 2010 between, among others, Anheuser-Busch InBev Worldwide Inc., the Company as parent guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Sixth Supplemental Indenture”);

(ix)	an executed copy of the seventh supplemental indenture dated 29 March 2010 between, among others, Anheuser-Busch InBev Worldwide Inc., the Company as parent guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Seventh Supplemental Indenture”);

(x)	an executed copy of the eighth supplemental indenture dated 29 March 2010 between, among others, Anheuser-Busch InBev Worldwide Inc., the Company as parent guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Eighth Supplemental Indenture”);

(xi)	an executed copy of the ninth supplemental indenture dated 29 March 2010 between, among others, Anheuser-Busch InBev Worldwide Inc., the Company as parent guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Ninth Supplemental Indenture”);

(xii)	an executed copy of the tenth supplemental indenture dated 7 April 2010 between, among others, Anheuser-Busch InBev Worldwide Inc., the Company as parent guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Tenth Supplemental Indenture”);

(xiii)	a form of eleventh supplemental indenture between, among others, Anheuser-Busch InBev Worldwide Inc., the Company as parent guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Eleventh Supplemental Indenture”);

(xiv)	an form of twelfth supplemental indenture between, among others, Anheuser-Busch InBev Worldwide Inc., the Company as parent guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Twelfth Supplemental Indenture”);

(xv)	a form of thirteenth supplemental indenture between, among others, Anheuser-Busch InBev Worldwide Inc., the Company as parent guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Thirteenth Supplemental Indenture”);

(xvi)	a form of fourteenth supplemental indenture between, among others, Anheuser-Busch InBev Worldwide Inc., the Company as parent guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Fourteenth Supplemental Indenture”);

(xvii)	a form of fifteenth supplemental indenture between, among others, Anheuser-Busch InBev Worldwide Inc., the Company as parent guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Fifteenth Supplemental Indenture”);

(xviii)	a form of sixteenth supplemental indenture between, among others, Anheuser-Busch InBev Worldwide Inc., the Company as parent guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Sixteenth Supplemental Indenture”) (and, together with the Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture, the Sixth Supplemental Indenture, the Seventh Supplemental Indenture, the Eighth Supplemental Indenture, the Ninth Supplemental Indenture, the Tenth Supplemental Indenture, the Eleventh Supplemental Indenture, the Twelfth Supplemental Indenture, the Thirteenth Supplemental Indenture, the Fourteenth Supplemental Indenture, the Fifteenth Supplemental Indenture and the Sixteenth Supplemental Indenture, the “Indenture”);

(xix)	an executed copy of the guarantees of the Company dated 12 January 2009 and 14 May 2009 relating to the Notes (the “Guarantees”);

(xx)	a copy of the unanimous written resolution of the directors of the Company dated 7 October 2009, 13 October 2009, 19 March 2010 and 11 October 2010;

(xxi)	the co-ordinated articles of association (statuts / statuten) of the Company as most recently filed with the Clerk of the Commercial Court of Brussels (i.e., the coordination dated 7 September 2010);

(xxii)	a certificate dated 12 October 2010 issued by the Clerk of the Commercial Court of Brussels stating that the Company has not been declared bankrupt nor filed any request for judicial composition (gerechtelijk akkoord / concordat judiciaire) or judicial reorganisation (réorganisation judiciaire / gerechtelijk reorganisatie) until the date thereof; and

(xxiii)	such other documents as we deemed necessary or useful for the delivery of this opinion letter.

The documents referred to under (ii) to (xviii) are collectively referred to as the “Issue Documents”, which term also includes the Exchange Guarantees.

Terms defined in the Issue Documents shall have the same meaning herein, unless the context requires otherwise and subject to any contrary indication.

4	Assumptions

For the purpose of this opinion, we have made the following assumptions:

4.1	We have examined certified, ordinary or facsimile copies of the documents mentioned in paragraph 3 above as executed or will be executed by the parties, and we assume the conformity thereof to the originals and the genuineness of all signatures. We have assumed that the documents mentioned in paragraph 3 above have been or will be executed by the persons, whose names are indicated thereon as being the names of the signatories, or if such names are not indicated, by the persons authorised to execute such documents.

4.2	We have also assumed, without any investigation, that all agreements and documents contemplated therein constitute, or will constitute upon due execution, legal, valid and binding obligations of all parties thereto, including the Company, fully enforceable against all such parties under all applicable laws other than the laws of the Kingdom of Belgium, and that:

4.2.1	all parties thereto other than the Company have taken all corporate and other actions required to authorise the execution, delivery and performance of the Issue Documents and that the transactions contemplated in the Issue Documents may be effected by such parties;

4.2.2	all such other parties have obtained all consents, approvals, licences or authorisations of, or complied with all notarisation, validation or stamping by, or filing, recording or registration with, any public authority, as may be required for the execution, delivery and performance by such parties of the Issue Documents or in order to ensure their admissibility in evidence in Court, or their enforceability vis-à-vis third parties;

4.2.3	the Issue Documents have or will be executed by duly authorised representative(s) of each party other than the Company and the authorised signatories of each such other party have validly given their consent to the Issue Documents and had or will have, at the time of executing the Issue Documents, full legal power and capacity to execute the Issue Documents in the name and on behalf of each such other party.

4.3	The Issue Documents have been, or will be, duly executed by the parties in the form of the documents examined by us.

4.4	The Exchange Guarantees will be identical in all respects to the Guarantees, save for such changes as are not material to the matters on which we opine.

4.5	The statements of fact contained in the written resolutions, letters, agreements, records and other documents mentioned in paragraph 3 are accurate and complete.

4.6	There are no agreements or understandings among the parties, written or oral, and no usage of trade or course of prior dealings among the parties that would in either case define, supplement, change or qualify the terms of the Issue Documents.

4.7	The Exchange will be conducted in compliance with the restrictions applicable to the exchange of securities as set forth in the Registration Statement.

4.8	The obligations undertaken by the Company under the Issue Documents meet its corporate interest.

5	Opinion

Based upon the foregoing and subject to the qualifications made below, we are of the following opinion:

5.1	The Company has been duly incorporated and validly exists as a société anonyme / naamloze vennootschap under the laws of Belgium.

5.2	The Company has not been declared bankrupt nor filed any request for judicial composition until 12 October 2010.

5.3	The Company has the legal capacity and the corporate authority to enter into the Issue Documents and perform its obligations thereunder in accordance with their terms.

5.4	The Issue Documents have been, or will be, validly executed by the Company; the persons who have signed, or will sign, the Issue Documents for the Company were, or will be, validly representing and empowered to bind the Company.

5.5	The Issue Documents constitute, or when duly executed will constitute legal, valid and binding obligations of the Company, fully enforceable against the Company under Belgian law in accordance with their terms.

5.6	The execution by the Company of the Issue Documents and the performance by the Company of its obligations thereunder do not contravene any provision of Belgian law or the articles of association (status / statuten) of the Company.

5.7	The Indenture, and a delegation to certain persons to approve, among others, the Registration Statement and the Exchange Guarantees, have been validly approved by the Company.

5.8	The submission of the Company under the Indenture to the non-exclusive jurisdiction of the courts of New York is valid. Any final and conclusive judgment obtained against the Company in the courts of New York will be recognised by the courts of Belgium in accordance with and subject to the rules of, Article 25 of the Belgian Private International Law Code (which requires, among others things, that the consequences of the recognition or enforcement of the judgment are not manifestly incompatible with Belgian public policy, that the rights of defence have been respected and that the judgment is final, i.e. not subject to any normal right of appeal).

5.9	The Company has no right of immunity from suit, execution, attachment or any other legal process in Belgium.

6	Qualifications

6.1	This opinion is subject to any limitations arising from bankruptcy, insolvency, liquidation, moratorium, reorganisation and other laws of general application relating to or affecting the rights of creditors.

6.2	The resolutions of the Board of Directors of the Company referred to in section 3 above may be revoked, supplemented or modified at any time.

6.3	The “Change of Control Clause”, as referred to in the section entitled “Description of the New Notes” in the Registration Statement will not be effective unless and until it is approved by a resolution of the general meeting of shareholders of the Company.

6.4	Claims may be or become subject to set-off or counterclaim.

6.5	Claims may become barred under applicable Belgian statutes of limitation.

6.6	The enforcement in Belgium of the Issue Documents will be subject to the Belgian rules of civil procedure.

6.7	We express no opinion as to the validity or enforceability of contractual provisions requiring a party to an agreement to pay to another party to such agreement legal costs, attorney’s fees or other expenses relating to the costs of litigation between parties to such agreement brought before a court including, without limitation, enforcement procedures in Belgium of foreign judgments, incurred by another party in connection with the enforcement of its rights vis-à-vis the former party.

6.8	The granting of certain remedies, such as injunctions orders or specific performance for obligations other than to pay a sum of money, may be at the discretion of the Belgian courts, and such remedies are not necessarily granted.

6.9	Belgian courts may grant payment terms to debtors in exceptional circumstances.

6.10	Provisions of the Issue Documents, releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction to the extent that the action or inaction involves wilful negligence or misconduct, fraud or unlawful conduct, might not be enforceable in Belgium. The enforceability of such provisions may also be restricted in cases where they have the effect of discharging a party of its obligations or depriving the obligations assumed by such a party of any significance.

6.11	The enforceability of the Issue Documents is subject to and may be limited by the effect of general principles of equity, including, without limitations, concepts of materiality, reasonableness, good faith, abuse of right, fair dealings and public order.

6.12	A certificate, determination, notification, opinion or the like might be held by the Belgian courts not to be conclusive, final or binding if it could be shown to have an unreasonable or arbitrary basis or in the event of manifest error despite any provision in the Issue Documents to the contrary.

6.13	Under Belgian law, the unenforceability of a part of an agreement may result in the entire agreement being unenforceable if the unenforceable portion is deemed to be an essential part of that agreement, notwithstanding the inclusion of a severability clause in the agreement.

6.14	Under Belgian law:

(a)	late payment interest may not accrue on any overdue amount at a rate exceeding the aggregate of 0.5% per annum and the rate of interest accruing on the principal amount when not overdue (article 1907 of the Belgian Civil Code);

(b)	prepayment fees may not exceed six months of interest on the prepaid amount, calculated at the rate of interest accruing on the principal amount (article 1907 bis of the Belgian Civil Code);

(c)	a creditor may not claim interest on overdue interest unless the overdue interest has accrued over a period of more than one year and the interest has formally been claimed by the creditor, or the debtor has agreed to pay it, after such period has passed (article 1154 of the Belgian Civil Code).

It is uncertain whether any provisions of the Issue Documents which provide for the payment of (default) interest or prepayment fees which would contravene the statutory provisions referred to in this paragraph 6.14 (if any) would be considered as contrary to Belgian international public policy. If so, the enforceability of such provisions of the Issue Documents could be affected to that extent, without affecting the enforceability of the other provisions of the Issue Documents.

6.15	Damages, liquidated damages and penalties may be varied by a Belgian court if they amount to a manifestly excessive or derisory penalty under Belgian law.

6.16	Remedies such as specific performance and issuance of injunctions or orders are at the discretion of the courts and such remedies are not necessarily granted.

6.17	Where any party is vested with a discretion or may determine a matter in its opinion, Belgian law may require such discretion to be exercised reasonably or such opinion to be based on reasonable grounds.

6.18	We do not express any opinion as to any taxation matters.

7	Reliance

This opinion is addressed to you solely for your benefit and solely for the purpose of the Exchange. It is not to be transmitted to anyone else nor is it to be relied upon by anyone else or for any other purpose or quoted or referred to in any public document or filed with anyone without our express consent. This opinion may, however, be disclosed by the addressees hereof to the extent required by law, regulation or any governmental or competent regulatory authority, or in connection with legal proceedings relating to the Exchange, provided that no such party to whom the opinion is disclosed may rely on the opinion without our express consent.

We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not hereby concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission thereunder.

This opinion shall be governed by and construed in accordance with Belgian law and all disputes arising out or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of Brussels (Belgium).

Nothing in this opinion should be construed as expressing an opinion in respect of any information, representation, statement, matter or other element contained in any document or agreement reviewed by us, except as expressly mentioned here above.

Yours sincerely

/s/ Gilles Nejman	/s/ François De Bauw
Gilles Nejman	François De Bauw